UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Online Education Group

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111, Cayman Islands

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

April 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L105	SCHEDULE 13D	Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCC Venture V Holdco I, Ltd. IRS Identification No. 98-1176961
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture Fund V, L.P. IRS Identification No. 98-1194129
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture V Management, L.P. IRS Identification No. 98-1194145
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 5 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCC Growth I Holdco A, Ltd. IRS Identification No. 98-1141870
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%[4]
14.	Type of Reporting Person (See Instructions) OO

[4]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 6 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. IRS Identification No. 26-0205433
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%[5]
14.	Type of Reporting Person (See Instructions) PN

[5]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 7 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. IRS Identification No. 26-0204337
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 8 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.5%[7]
14.	Type of Reporting Person (See Instructions) OO

[7]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 9 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.5%[8]
14.	Type of Reporting Person (See Instructions) OO

[8]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 10 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nan Peng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.5%[9]
14.	Type of Reporting Person (See Instructions) IN

[9]	The percentage is based upon 65,064,128 Class A ordinary shares of the Issuer outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 25, 2017.

CUSIP No. 16954L105	SCHEDULE 13D	Page 11 of 14

Except as set forth in this Amendment No.1 (this “Amendment”), the initial Schedule 13D that was filed on June 27, 2016 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

This Amendment is being filed solely as a result of the change in the number of China Online’s outstanding Class A Ordinary Shares as reported by China Online in its Annual Report on Form 20-F for its fiscal year ended December 31, 2016 and does not reflect any transactions in China Online’s shares by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon the 65,064,128 Ordinary Shares stated to be outstanding as of December 31, 2016, as set forth in China Online’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2017. The Reporting Persons may be deemed to beneficially own an aggregate of 50,980,288 Ordinary Shares, which constitutes approximately 45.5% of China Online’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

SCCV V HOLDCO I beneficially owns 36,285,762 Ordinary Shares, which represents approximately 35.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF V, as the parent company of SCCV V HOLDCO I, may be deemed to beneficially own 36,285,762 Ordinary Shares, which represents approximately 35.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF MGMT V, as the general partner of SCCVF V, may be deemed to beneficially own 36,285,762 Ordinary Shares, which represents approximately 35.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG I HOLDCO A beneficially owns 14,694,526 Ordinary Shares, which represents approximately 19.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF I, as the parent company of SCCG I HOLDCO A, may be deemed to beneficially own 14,694,526 Ordinary Shares, which represents approximately 19.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF MGMT I, as the general partner of SCCGF I, may be deemed to beneficially own 14,694,526 Ordinary Shares, which represents 19.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCCVF MGMT V and SCCGF MGMT I, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 45.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of SCC HOLD, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 45.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 45.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. 16954L105	SCHEDULE 13D	Page 12 of 14

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2017

SCC VENTURE V HOLDCO I, LTD.

By: Sequoia Capital China Venture Fund V, L.P.
Its Member

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE FUND V, L.P.

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SC CHINA VENTURE V MANAGEMENT, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SCC GROWTH I HOLDCO A, LTD.

By: Sequoia Capital China Growth Fund I, L.P.
Its Member

By: Sequoia Capital China Growth Fund I Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

By: Neil Nanpeng Shen*
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

By: Neil Nanpeng Shen*
Title: Authorized Signatory

NAN PENG SHEN

By: Neil Nanpeng Shen*

*By: /s/ Jung Yeon Son, Attorney-in-Fact